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CUSIP   835470105                       13G                     Page 1 of 7

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),
         (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                               (Amendment No. __)*


                                 SonicWALL, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    835470105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 7 Pages

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CUSIP   835470105                    13G                     Page 2 of 7

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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Sudhakar Ravi
      Tax ID Number:
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          7,286,524 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY
                      6
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          7,286,524 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
       WITH               0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      7,286,524
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP   835470105                    13G                     Page 3 of 7

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ITEM 1(a).     NAME OF ISSUER:
               ---------------

               SonicWALL, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               ------------------------------------------------

               1160 Bordeaux Drive
               Sunnyvale, CA 94089

ITEM 2(a).     NAME OF PERSON FILING:
               ----------------------

               This statement is filed by Sudhakar Ravi, referred to as the "Reporting Person".

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
               -------------------------------------------------------------

               The address of the principal business office for the Reporting Person is:

               SonicWALL, Inc.
               1160 Bordeaux Drive
               Sunnyvale, CA 94089

ITEM 2(c)      CITIZENSHIP:
               ------------

               Sudhakar Ravi is a United States citizen.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:
               -----------------------------

               Common Stock

ITEM 2(e).     CUSIP NUMBER:
               -------------

               835470105

ITEM 3.        Not Applicable

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CUSIP   835470105                    13G                     Page 4 of 7

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ITEM 4.   OWNERSHIP:
          ----------

          The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2000:

               (a)  Amount beneficially owned:
                    -------------------------

                    See Row 9 of cover page for the Reporting Person.

               (b)  Percent of Class:
                    ----------------

                    See Row 11 of cover page for the Reporting Person.

               (c)  Number of shares as to which such person has:
                    --------------------------------------------

                    (i)   Sole power to vote or to direct the vote:
                          ----------------------------------------

                          See Row 5 of cover page for the Reporting Person.

                    (ii)  Shared power to vote or to direct the vote:
                          ------------------------------------------

                          See Row 6 of cover page for the Reporting Person.

                    (iii) Sole power to dispose or to direct the disposition of:
                          -----------------------------------------------------

                          See Row 7 of cover page for the Reporting Person.

                    (iv)  Shared power to dispose or to direct the disposition of:
                          ------------------------------------------------------

                          See Row 8 of cover page for the Reporting Person.

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CUSIP   835470105                    13G                     Page 5 of 7

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ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
          ---------------------------------------------

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
          ---------------------------------------------------------------

          Not applicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
          ------------------------------------------------------------------
          THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
          ------------------------------------------------------------

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          ---------------------------------------------------------

          Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:
          ------------------------------

          Not applicable

ITEM 10.  CERTIFICATION:
          -------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP   835470105                    13G                     Page 6 of 7

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 5, 2002               By: /s/ Sudhakar Ravi
                                         --------------------------------------
                                         Sudhakar Ravi, Chief Technical Officer